# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solaris Energy Infrastructure, Inc., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 Katy Freeway, Suite 300, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001520378

## Reporting persons
- William A. Zartler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,289,542; shared voting power 0; sole dispositive power 5,289,542; shared dispositive power 0; aggregate amount beneficially owned 5,289,542 (10% of the class)
  Comment: Mr. Zartler is the beneficial owner of 5,289,542 shares of common stock of the Issuer. Mr. Zartler holds a direct interest in 1,049,227 shares of Class A common stock (which includes 450,381 shares of restricted stock) and 726,819 shares of Class B common stock. Mr. Zartler also holds an indirect interest in 3,513,496 shares of Class B common stock through Solaris Energy Capital, LLC. Mr. Zartler is the sole member of Solaris Energy Capital, LLC and has the authority to vote or dispose of the shares held by Solaris Energy Capital, LLC in his sole discretion. Shares of the Issuer's Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.
  
  The percent of class represented in row (11) is based on 48,802,385 shares of Class A common stock of the Issuer issued and outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025, the 726,819 shares of Class B common stock directly held by Mr. Zartler and the 3,513,496 shares of Class B common stock indirectly held by Mr. Zartler through Solaris Energy Capital, LLC.

## Item 1. Issuer
Name of issuer: Solaris Energy Infrastructure, Inc.
Address of issuer's principal executive offices: 9651 Katy Freeway Suite 300, Houston, Texas 77024

## Item 2. Person Filing
Name of person filing: William A. Zartler
Address of principal business office or, if none, residence: 9651 Katy Freeway Suite 300, Houston, Texas 77024
Citizenship: William A. Zartler is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,289,542
Percent of class: 10.0 %
Sole power to vote or to direct the vote: 5,289,542
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,289,542
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William A. Zartler: /s/ William A. Zartler, William A. Zartler (02/13/2026)